Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2017	2016	2015	2014	2013
Ratio of Earnings to Fixed Charges*	1.4x	7.9x	8.2x	9.9x	9.9x

*	For purposes of calculating these ratios, “Earnings” consists of (i) earnings from continuing operations, before income taxes, (ii) fixed charges and (iii) amortization of any capitalized interest, and “Fixed Charges” consists of (i) interest expensed and capitalized, (ii) amortized premiums, discounts and capitalized expenses related to indebtedness and (iii) an estimate of the interest within rental expense.